SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Erie Indemnity Company

(Name of Issuer)
Class B Common Stock

(Title of Class of Securities)
29530P-201

(CUSIP Number)
Roger W. Richards, Esq.
Richards & Associates, PC
100 State Street, Suite 440
Erie, PA 16507-1456
Tel. (814)-455-0370

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Robert S. Reder, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
(212) 530-5680
November 14, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	29530P-201

1	NAME OF REPORTING PERSON: Thomas B. Hagen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	PF; SC; BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		156

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		156

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	156

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.12%*

14	TYPE OF REPORTING PERSON:

	IN
* Based on 2,551 shares of Class B Common Stock outstanding as of October 22, 2008, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

CUSIP No.:	29530P-201

1	NAME OF REPORTING PERSON Hagen Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	AF; SC; BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		153

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		153

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	153

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.00%*

14	TYPE OF REPORTING PERSON:

	PN
* Based on 2,551 shares of Class B Common Stock outstanding as of October 22, 2008, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.1: PURCHASE AGREEMENT
EX-99.2: LETTER AGREEMENT
EX-99.3: AMENDED AND RESTATED COMMITTED NON-REVOLVING LINE OF CREDIT NOTE
EX-99.4: AMENDED AND RESTATED PLEDGE AGREEMENT
EX-99.5: AMENDED AND RESTATED NOTIFICATION AND CONTROL AGREEMENT

Item 1. Security and Issuer.
     This Statement relates to the Class B Common Stock, without par value (“Class B Common Stock”), of Erie Indemnity Company, a Pennsylvania corporation (“Issuer”). The address of the principal executive offices of Issuer is 100 Erie Insurance Place, Erie, Pennsylvania 16530.
Item 2. Identity and Background.
     This Statement is filed on behalf of Thomas B. Hagen, an individual (“Thomas Hagen”), and the Hagen Family Limited Partnership (the “Hagen FLP”), of which Thomas Hagen is the sole General Partner and a Limited Partner. Each of Thomas Hagen and the Hagen FLP is referred to in this Statement as a “Reporting Person” and collectively as the “Reporting Persons”.
     Thomas Hagen is a citizen of the United States. Thomas Hagen’s principal occupation is that he is the Chairman/Owner of Custom Group Industries of Erie, PA, which operates machining and fabrication manufacturing companies. Thomas Hagen is the non-executive Chairman of the Board and a member of the Board of Directors of Issuer. He is also the sole General Partner and a Limited Partner of the Hagen FLP, a limited partnership organized under the laws of Delaware, which acts as an investment vehicle for Thomas Hagen and members of his immediate family. The business address of Thomas Hagen and the Hagen FLP is c/o Custom Group Industries, 2800 McClelland Avenue, Erie, PA 16514-0008.
     During the last five years, neither Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Thomas Hagen acquired 4 shares of Class B Common Stock from third parties over twenty years ago. These acquisitions were funded from Thomas Hagen’s personal funds and no borrowed funds were used in connection therewith. Thomas Hagen subsequently contributed 1 share of Class B Common Stock to the Hagen FLP in exchange for Participating Units of the Hagen FLP.
     In June 2007, the Hagen FLP acquired 2 shares of Class B Common Stock from a third party in exchange for 6,841 shares of Class A Common Stock of Issuer (the “Class A Common Stock”) owned by the Hagen FLP. At the time of this acquisition, such shares of Class A Common Stock had an aggregate value of $369,619.23, based on the closing price of Class A Common Stock on June 19, 2007 which was $54.03 per share.
     On November 20, 2008, the Hagen FLP acquired 150 shares of Class B Common Stock pursuant to a purchase agreement, dated November 14, 2008 (the “Purchase Agreement”), by and among the Hagen FLP, on the one hand, and Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., Whitecrest Partners, L.P. and Abrams Capital International, Ltd., on the other hand (collectively, the “Abrams Entities”), for an aggregate purchase price of $19,624,500 (equivalent to a per share purchase price of $130,830). The Purchase Agreement is attached hereto as Exhibit 99.1. To finance this acquisition, the Hagen FLP borrowed $20,000,000 from PNC Bank, National Association (“PNC Bank”) pursuant to a letter agreement, dated November 19, 2008 (the “Letter Agreement”), and an Amended and Restated Committed Non-Revolving Line of Credit Note, dated November 19, 2008 (the “Note”). In connection with this financing, the Hagen FLP and PNC Bank also entered into an Amended and Restated Pledge Agreement (the “Pledge Agreement”) and an Amended and Restated Notification and Control Agreement (the “Control Agreement”) for the pledge by the Hagen FLP of 1,351,350 shares of Class A

Common Stock as collateral for the borrowing under the Letter Agreement. The Letter Agreement, the Note, the Pledge Agreement and the Control Agreement are each attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the shares of Class B Common Stock in the ordinary course for investment purposes. None of the Reporting Persons currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, however, the Reporting Persons may develop or consider such plans or proposals in the future. It should be noted that on September 16, 2008, Issuer filed a Form 15 with the Securities and Exchange Commission to deregister the Class B Common Stock.
Item 5. Interest in Securities of the Issuer.
(a)	Thomas Hagen (i) directly owns and has power to vote and dispose of 3 shares of Class B Common Stock, which constitute approximately 0.12% of the outstanding Class B Common Stock, and (ii) in his capacity as the sole General Partner of the Hagen FLP, has power to vote and dispose of 153 shares of Class B Common Stock directly owned by the Hagen FLP, which constitute approximately 6.0% of the outstanding Class B Common Stock and, together with the shares of Class B Common Stock directly owned by Thomas Hagen, constitute approximately 6.12% of the outstanding Class B Common Stock. Mr. Hagen disclaims beneficial ownership of the 12 shares of Class B Common Stock owned by Susan Hirt Hagen, his wife. Mr. Hagen also disclaims beneficial ownership of 2,340 shares of Class B Common Stock held by the H.O. Hirt Trusts of which his wife is a beneficiary, contingent beneficiary and one of three trustees. The foregoing percentages are based on 2,551 shares of Class B Common Stock outstanding as of October 22, 2008, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(b)	Thomas Hagen has sole power to vote and to dispose of 156 shares of Class B Common Stock. Such shares include 3 shares of Class B Common Stock directly owned by Thomas Hagen and 153 shares of Class B Common Stock directly owned by the Hagen FLP, of which Thomas Hagen is the sole General Partner and a Limited Partner.

(c)	Except as described in Item 3 above, there have been no purchases or sales of Class B Common Stock by the Reporting Persons within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class B Common Stock held by the Reporting Persons.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On November 14, 2008, Hagen FLP, on the one hand, and the Abrams Entities, on the other hand, entered into the Purchase Agreement pursuant to which the Hagen FLP agreed to purchase from the Abrams Entities 150 shares of Class B Common Stock for an aggregate purchase price of $19,624,500. On November 14, 2008, the Hagen FLP granted to Issuer the first option to purchase the 150 shares of Class B Common Stock from the Abrams Entities at the same purchase price on or prior to the scheduled November 21, 2008 closing date under the Purchase Agreement. In order to permit the exercise of this option, the Purchase Agreement permitted the Hagen FLP to, prior to November 21, 2008, assign to Issuer its right to purchase the shares under the Purchase Agreement. However, on November 17, 2008, Issuer notified the Reporting Persons that it declined such offer. Therefore, in accordance with the terms of the Purchase Agreement, the purchase by the Hagen FLP of the 150 shares of Class B Common Stock was consummated on November 20, 2008.
     Thomas Hagen is the sole General Partner and a Limited Partner of the Hagen FLP. Pursuant to the limited partnership agreement of the Hagen FLP, Thomas Hagen has sole powers of investment and voting over all of the shares held by the Hagen FLP, which include shares of Class A Common Stock in addition to the shares of Class B Common Stock described in the Schedule 13D.
     Except as described herein, neither Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Purchase Agreement by and among the Hagen FLP and the Abrams Entities dated November 14, 2008

Exhibit 99.2	Letter Agreement between PNC Bank, National Association and the Hagen FLP dated November 19, 2008

Exhibit 99.3	Amended and Restated Committed Non-Revolving Line of Credit Note entered into between PNC Bank, National Association and the Hagen FLP dated November 19, 2008

Exhibit 99.4	Amended and Restated Pledge Agreement between PNC Bank, National Association and the Hagen FLP dated November 19, 2008

Exhibit 99.5	Amended and Restated Notification and Control Agreement between PNC Bank, National Association and the Hagen FLP dated November 19, 2008

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 21, 2008

/s/ Thomas B. Hagen Thomas B. Hagen

HAGEN FAMILY LIMITED PARTNERSHIP

By: Name:	/s/ Thomas B. Hagen Thomas B. Hagen
Title:	General Partner

EXHIBIT INDEX

Exhibit 99.1	Purchase Agreement by and among the Hagen FLP and the Abrams Entities dated November 14, 2008

Exhibit 99.2	Letter Agreement between PNC Bank, National Association and the Hagen FLP dated November 19, 2008

Exhibit 99.3	Amended and Restated Committed Non-Revolving Line of Credit Note entered into between PNC Bank, National Association and the Hagen FLP dated November 19, 2008

Exhibit 99.4	Amended and Restated Pledge Agreement between PNC Bank, National Association and the Hagen FLP dated November 19, 2008

Exhibit 99.5	Amended and Restated Notification and Control Agreement between PNC Bank, National Association and the Hagen FLP dated November 19, 2008